UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           CROWLEY, MILNER AND COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   228093-10-0
                                 (CUSIP Number)

                                 Richard S. Keys
                                 414 Notre Dame
                             Grosse Pointe, MI 48230
                                  313-962-2558
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 28, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No.228093-10-0

1.       Name of Reporting Person:   Richard S. Keys
         S.S. or I.R.S. Identification No. of Above Individual (optional):
         N/A

2.       Check the Appropriate Box if a Member of a Group:
                 (a)    [ ]
                 (b)    [ ]

3.       SEC Use Only

4.       Source of Funds:   00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                 [ ]

6.       Citizenship or Place of Organization:   United States

                               7.  Sole Voting Power
         Number of Sharees         297 shares
         Beneficially          8.  Shared Voting Power
         Owned by Each             -0-
         Reporting Person      9.  Sole Dispositive Power
         With                      297 shares
                               10. Shared Dispositive Power
                                   -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person
           297 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                 [ ]

13.      Percent of Class Represented by Amount in Row (11)
                 0.0%

14.      Type of Reporting Person:  IN

CUSIP NO. 228093-10-0

         This is Amendment No. 2 to the Schedule 13D filed by Richard S. Keys, and relates to the common stock (the "Common Stock") of Crowley, Milner and Company (the "Issuer"). As described below, Mr. Keys is no longer the beneficial owner of more than 5% of the outstanding shares of Crowley, Milner and Company (the "Issuer"). The following items in the
Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 5.  Interest in Securities of the Issuer

         (a) As of December 29, 1998, Mr. Keys owns of record and beneficially 297 shares of Common Stock. Based on the Issuer's representation regarding the number of Common Stock issued and outstanding as of October 31, 1998, Mr. Keys is the beneficial owner of less than 0.1% of the Issuer's outstanding shares of Common Stock.

         (b) Mr. Keys has sole voting and dispositive power with respect to all shares beneficially owned by him.

         (c) The only transaction in the Common Stock by Mr. Keys during the past 60 days was the following sale of Common Stock made in a privately-negotiated transaction:

                 Date of Sale              Amount Sold       Sale Price
                 ------------              -----------       ----------
                 December 28, 1998         100,800 shs.      $1.08*

                 ----------
                 *Based on the closing market price of common stock of Value City Department Stores, Inc. ("VCD") on the New York Stock Exchange on December 28, 1998, which was $12-7/8 per share. Mr. Keys exchanged his shares of the Issuer on the basis of one (1) share of VCD common stock for each twelve (12) shares of the Issuer's Common Stock.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None. On December 15, 1998, Dennis P. Callahan surrendered to Mr. Keys the option previously granted pursuant to a certain Option Agreement dated December 29, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ RICHARD S. KEYS
--------------------------------
Richard S. Keys


Dated: December 30, 1998